Legend Biotech Reports Second Quarter 2025 Results and Recent Highlights

•CARVYKTI® (ciltacabtagene autoleucel; cilta-cel) net trade sales of approximately $439 million
•CARVYKTI® demonstrated positive long-term outcomes in CARTITUDE-1 study with one-third of patients remaining progression-free for ≥5 years
•Presented other important CARVYKTI® and new solid tumor data at ASCO
•Over 7,500 patients treated to date
•Cash and cash equivalents, and time deposits of $1.0 billion, as of June 30, 2025

SOMERSET, N.J.—August 11, 2025— Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global leader in cell therapy, today reported its second quarter 2025 unaudited financial results and key corporate highlights.

“The groundbreaking five-year survival data from CARTITUDE-1, with one-third of patients remaining progression-free, reinforces CARVYKTI’s durability and potential to redefine the standard of care when treating relapsed and refractory multiple myeloma patients. These findings mark the latest step forward in ensuring patients in need of long-term relief from disease progression and the burden of continuous treatments can benefit from a one-time infusion of our differentiated therapy,” said Ying Huang, Ph.D., Chief Executive Officer of Legend Biotech. “Further, our continued commitment to expanding access to CARVYKTI, with recent launches in several new markets, is underscored by a record quarterly performance representing the strongest single period of any CAR-T therapeutic sales to date. As we advance our pipeline of CAR-T programs and work towards profitability in 2026, we remain guided by our mission of delivering innovative cell therapy solutions to patients worldwide.”

Regulatory Updates
•The U.S. Food and Drug Administration (FDA) removed Risk Evaluation and Mitigation Strategies (REMS) for currently approved BCMA- and CD19-directed autologous chimeric antigen receptor (CAR) T cell immunotherapies, including CARVYKTI. In addition, product labeling was updated to include the reduction of certain monitoring requirements for CARVYKTI patients.

Key Business Developments
•Treated over 7,500 clinical and commercial patients to date.
•At the 2025 American Society of Clinical Oncology (ASCO) Annual Meeting:
◦Announced positive long-term outcomes from the CARTITUDE-1 study demonstrating one-third of patients with relapsed and refractory multiple myeloma remained progression-free for ≥5 years.
◦Presented Phase 3 CARTITUDE-4 study subgroup analyses at a median follow-up of 33.6 months which highlighted consistent, durable progression-free and overall survival benefit when compared to standard therapies across cytogenetic risk groups as early as second-line of therapy at ASCO.
◦Presented safety, tolerability, and preliminary efficacy results of a Phase 1 dose-escalating study of LB2102, an autologous DLL3-targeted CAR-T therapy, which demonstrated no dose-limiting toxicities and preliminary efficacy signal was observed up to four dose levels in patients with relapsed or refractory small-cell lung cancer and large cell neuroendocrine carcinoma.
◦Announced preliminary results of a first in human Phase 1 study of LB1908, an autologous Claudin 18.2-targeted CAR-T product, which demonstrated encouraging antitumor activity with manageable safety and tolerability in patients with advanced gastric, gastroesophageal, and esophageal adenocarcincoma.
•At the European Hematology Association (EHA) 2025 Congress, presented an analysis of 355 patients from the CARTITUDE program on the association of key biomarker Absolute Lymphocyte Count (ALC) with select neurocognitive treatment-emergent adverse events post-treatment. The analysis showed that patients with a Movement and Neurocognitive Treatment-emergent event or Cranial Nerve Palsy had significantly higher ALC compared to control, suggesting ALC may help guide closer monitoring and preemptive interventions.
•Cash and cash equivalents, and time deposits of $1.0 billion, which Legend Biotech believes will provide financial runway into 2026, when Legend Biotech anticipates potentially achieving an operating profit excluding unrealized foreign exchange gains or losses.

Second Quarter 2025 Financial Results

•Cash Position: Cash and cash equivalents, and time deposits were $1.0 billion as of June 30, 2025.

•License Revenue: License revenue was $35.3 million for the three months ended June 30, 2025, compared to $90.8 million for the three months ended June 30, 2024. The decrease was primarily driven by the timing of $75.1 million of milestones achieved during the three months ended June 30, 2024 under the Janssen Agreement, while we did not achieve any milestones from the Janssen Agreement for the three months ended June 30, 2025.

The decrease was offset by an increase in license revenue recognized in the three months ended June 30, 2025, under an exclusive agreement with a related party. For the three months ended June 30, 2025, we recognized $20.0 million in license revenue under this agreement. No license revenue was recognized under this agreement during the three months ended June 30, 2024.

•Collaboration Revenue: Collaboration revenue was $219.7 million for the three months ended June 30, 2025, compared to $93.3 million for the three months ended June 30, 2024. The increase was due to an increase in revenue generated from sales of CARVYKTI® in connection with the Janssen Agreement.

•Cost of Collaboration Revenue: Cost of collaboration revenue was $94.9 million for the three months ended June 30, 2025, compared to $45.4 million for the three months ended June 30, 2024. The increase was primarily due to our share of the cost of sales in connection with CARVYKTI® sales under the Janssen Agreement and expenditures to support expansion in manufacturing capacity.

•Research and Development Expenses: Research and development expenses were $98.3 million for the three months ended June 30, 2025 compared to $112.6 million for the three months ended June 30, 2024. The decrease was due to higher research and development activities in cilta-cel for the three months ended June 30, 2024, driven by start-up costs for clinical production at our two Belgium facilities. With one of those facilities now manufacturing commercial product, clinical production has scaled back, resulting in lower research and development expenses for the current period.

•Administrative Expenses: Administrative expenses were $32.6 million for the three months ended June 30, 2025, compared to $35.4 million for the three months ended June 30, 2024. Administrative expenses remained relatively flat, with an increase in staffing-related expenses due to higher headcount, offset by lower IT expenses due to the timing of completion of existing projects or the initiation of new projects compared to the same period in the prior year.

•Selling and Distribution Expenses: Selling and distribution expenses were $48.1 million for the three months ended June 30, 2025, compared to $30.1 million for the three months ended June 30, 2024. The increase was due to increased costs associated with commercial activities including expansion of the sales force due to growing sales of CARVYKTI®.

•Adjusted Net Income (Loss): Adjusted net income was $10.1 million for the three months ended June 30, 2025, compared to an adjusted net loss of $2.5 million for the three months ended June 30, 2024.

Webcast/Conference Call Details:

Legend Biotech will host its quarterly earnings call and webcast today at 8:00am ET. To access the webcast, please visit this weblink.

A replay of the webcast will be available on Legend Biotech’s website at https://investors.legendbiotech.com/events-and-presentations.

About Legend Biotech

With over 2,800 employees, Legend Biotech is the largest standalone cell therapy company and a pioneer in treatments that change cancer care forever. The company is at the forefront of the CAR-T cell therapy revolution with CARVYKTI®, a one-time treatment for relapsed or refractory multiple myeloma, which it develops and markets with collaborator Johnson & Johnson. Centered in the US, Legend is building an end-to-end cell therapy company by expanding its leadership to maximize CARVYKTI’s patient access and therapeutic potential. From this platform, the company plans to drive future innovation across its pipeline of cutting-edge cell therapy modalities.

Learn more at https://legendbiotech.com and follow us on X (formerly Twitter) and LinkedIn.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives; statements relating to CARVYKTI®, including Legend Biotech’s expectations for CARVYKTI® and its therapeutic potential; statements related to Legend Biotech manufacturing expectations for CARVYKTI® and the ability of Legend Biotech’s manufacturing expansion and commercial execution to maintain CARVYKTI’s market leadership position; statements related to Legend Biotech’s ability to fund its operations into 2026 and to achieve profitability in 2026; and the potential benefits of Legend Biotech’s product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; government, industry, and general product pricing and other political pressures; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (SEC) on March 11, 2025 and Legend Biotech’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated or expected. Any forward-looking statements contained in this press release speak only as of the date of this press release. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

INVESTOR CONTACT:
Jessie Yeung
Tel: (732) 956-8271
jessie.yeung@legendbiotech.com

PRESS CONTACT:
Mary Ann Ondish
Tel: (914) 552-4625
media@legendbiotech.com

LEGEND BIOTECH CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(UNAUDITED; DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND SHARES DATA)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
REVENUE
License revenue	$35,338	$90,846	$44,686	$103,027
Collaboration revenue	219,717	93,254	405,332	171,735
Other revenue	3	2,423	93	5,752
Total revenue	255,058	186,523	450,111	280,514

Cost of collaboration revenue	(94,872)	(45,355)	(164,369)	(94,456)
Cost of license and other revenue	(3,119)	(5,096)	(4,966)	(10,734)
Research and development expenses	(98,302)	(112,626)	(200,226)	(213,590)
Administrative expenses	(32,594)	(35,353)	(64,057)	(67,282)
Selling and distribution expenses	(48,052)	(30,063)	(89,021)	(54,286)
Loss on asset impairment	—	—	(970)	—
Finance costs	(5,222)	(5,484)	(10,283)	(10,959)
Finance income*	10,433	17,049	22,489	30,919
Other (expense)/income, net*	(108,128)	12,435	(162,636)	62,116
Loss before tax	(124,798)	(17,970)	(223,928)	(77,758)
Income tax expense	(582)	(226)	(2,368)	(231)
Net loss	$(125,380)	$(18,196)	$(226,296)	$(77,989)

LOSS PER SHARE
Basic	$(0.34)	$(0.05)	$(0.62)	$(0.21)
Diluted	$(0.34)	$(0.05)	$(0.62)	$(0.21)

Weighted average shares outstanding
Basic	368,271,125	365,204,154	367,900,548	364,610,589
Diluted	368,271,125	365,204,154	367,900,548	364,610,589

*Certain prior year amounts have been reclassified to present finance income as a separate line item and to combine other income/(expense),net for comparative purposes

LEGEND BIOTECH CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(DOLLARS IN THOUSANDS)

	June 30, 2025	December 31, 2024
NON-CURRENT ASSETS	(Unaudited)
Property, plant and equipment	$106,381	$99,288
Right-of-use assets	127,217	101,932
Time deposits	—	4,362
Intangible assets	2,137	2,160
Collaboration prepaid leases	198,646	172,064
Other non-current assets*	5,659	6,430
Total non-current assets	$440,040	$386,236
CURRENT ASSETS
Collaboration inventories, net	$35,589	$23,903
Trade receivables	27,584	6,287
Prepayments, other receivables and other assets	219,076	130,975
Pledged deposits	70	70
Time deposits	700,969	835,934
Cash and cash equivalents	266,586	286,749
Total current assets	1,249,874	1,283,918
TOTAL ASSETS	$1,689,914	$1,670,154

CURRENT LIABILITIES
Trade payables	$75,361	$38,594
Other payables and accruals	138,836	166,180
Government grants	651	532
Lease liabilities	5,906	4,794
Tax payable	11,550	20,671
Contract liabilities	33,178	46,874
Total current liabilities	$265,482	$277,645
NON-CURRENT LIABILITIES
Collaboration interest-bearing advanced funding	$310,264	$301,196
Lease liabilities long term	71,742	44,613
Government grants	6,887	6,154
Total non-current liabilities	388,893	351,963
TOTAL LIABILITIES	$654,375	$629,608

EQUITY
Share capital	$37	$37
Reserves	1,035,502	1,040,509
Total equity	1,035,539	1,040,546
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,689,914	$1,670,154

*Certain prior year amounts have been reclassified to combine advance payments for property, plant, and equipment into other non-current assets for comparative purposes.

LEGEND BIOTECH CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(UNAUDITED; DOLLARS IN THOUSANDS)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

Loss before tax	$(124,798)	$(17,970)	$(223,928)	$(77,758)
Cash flows (used in) / provided by, operating activities	(13,042)	(1,651)	(116,796)	13,867
Cash flows (used in) / provided by investing activities	(165,525)	(695,631)	91,115	(1,091,779)
Cash flows (used in) / provided by financing activities	(990)	955	(323)	1,786
Net decrease in cash and cash equivalents	(179,557)	(696,327)	(26,004)	(1,076,126)
Effect of foreign exchange rate changes, net	4,441	9	5,841	(334)
Cash and cash equivalents at beginning of the year	$441,702	$897,571	$286,749	$1,277,713

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$266,586	$201,253	$266,586	$201,253

Analysis of balances of cash and cash equivalents
Cash and bank balances	$967,625	$1,254,469	$967,625	$1,254,469
Less: Pledged deposits	70	431	70	431
Time deposits	700,969	1,052,785	700,969	1,052,785
Cash and cash equivalents as stated in the statement of financial position	$266,586	$201,253	$266,586	$201,253
Cash and cash equivalents as stated in the statement of cash flows	$266,586	$201,253	$266,586	$201,253

RECONCILIATION OF IFRS TO NON-IFRS MEASURES

We use Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Share (which we sometimes refer to as “Adjusted EPS” or “ANI per Share”, respectively) as performance metrics. Adjusted Net Income (Loss) and ANI per share are not defined under IFRS, are not a measure of operating income, operating performance, or liquidity presented in accordance with IFRS, and are subject to important limitations. Our use of Adjusted Net Income (Loss) has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example:

•Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted Net Income (Loss) does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements.

•Adjusted Net Income (Loss) excludes unrealized foreign exchange gain or loss which resulted primarily from changes in the intercompany loan balances and cash balances as a result of exchange rate changes between USD and EUR.

•Adjusted Net Income (Loss) does not reflect changes in, or cash requirements for, our working capital needs.

•In addition, Adjusted Net Income (Loss) excludes such as share based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy.

Also, our definition of Adjusted Net Income (Loss) and ANI per Share may not be the same as similarly titled measures used by other companies.

However, we believe that providing information concerning Adjusted Net Income (Loss) and ANI per Share enhances an investor’s understanding of our financial performance. We use Adjusted Net Income (Loss) as a performance metric that guides management in its operation of and planning for the future of the business. We believe that Adjusted Net Income (Loss) provides a useful measure of our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We define Adjusted Net Income (Loss) as net income (loss) adjusted for (1) non-cash items such as depreciation and amortization, share based compensation, impairment loss, and (2) unrealized foreign exchange gain or loss mainly related to intercompany loan balances and cash deposit balances as a result of exchange rate changes between USD and EUR.

ANI per Share is computed by dividing Adjusted Net Income (Loss) by the weighted average shares outstanding.

A reconciliation between Adjusted Net Income (Loss) and Net Loss, the most directly comparable measure under IFRS, has been provided in the table below.

LEGEND BIOTECH CORPORATION
RECONCILIATION OF IFRS TO NON-IFRS
(UNAUDITED; DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND SHARES DATA)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net loss	$(125,380)	$(18,196)	$(226,296)	$(77,989)
Depreciation and amortization	5,854	5,369	11,053	11,091
Share based compensation	18,697	21,739	34,643	40,442
Impairment loss	—	—	970	—
Unrealized foreign exchange loss/(gain) (included in Other income/(expense), net)	110,920	(11,419)	162,722	(61,308)
Adjusted net income/(loss) (ANI)	$10,091	$(2,507)	$(16,908)	$(87,764)

ANI per share:
ANI per share - basic	$0.03	$(0.01)	$(0.05)	$(0.24)
ANI per share - diluted*	$0.03	$(0.01)	$(0.05)	$(0.24)

*The diluted weighted average shares outstanding used in the calculation of the diluted ANI per share for the three months ended June 30, 2025 is 377,041,415.